Sinsat, Inc.
a Delaware Corporation

Financial Statements (unaudited) and
Compilation Report

Year ended December 31, 2024



MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

+91 11 4559 6689
info@masllp.com
www.masllp.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of Sinsat, Inc.

We have reviewed the accompanying statement of financial condition of Sinsat, Inc. (the "Company") as of December 31, 2024 and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are registered public accounting firm and are required to be independent of the Company and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has an accumulated deficit of $319,909 as at December 31, 2024 and has generated no revenue since inception. The above condition raises substantial doubt about the Company's ability to continue as a going concern. Further information and management's plan in regard to this uncertainty were also described in Note 3. The Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Note 2 & Note 8 to the financial statements, which describes the Company has granted stock options & warrants to non-employees against services, and the fair value of these options & warrants necessitates considerable judgment from management. Our review procedures include reliance on management's conclusion on the evaluation and related valuation of warrants and shared based option and the relevant terms and conditions of the various agreements. Our conclusion is not modified in respect of this matter.

Mercurius & Associates LLP.

Mercurius & Associates LLP

New Delhi, India

March 31, 2025

Sinsat, Inc.
Statement of Financial Position
(Expressed in U.S Dollars)
(Unaudited)
Year ended December 31, 2024

ASSETS	
Current Assets	
Cash and Cash Equivalents	16,964
Total Current Assets	**$16,964**
Non-current Assets	
Laptops (Net of Depreciation)	2,624
Total Non-Current Assets	**$2,624**
TOTAL ASSETS	**$19,588**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Card Accruals	2,010
Total Current Liabilities	**$2,010**
TOTAL LIABILITIES	**$2,010**
EQUITY	
Common Stock	80
Shares to be issued	42,783
Warrant Reserve	200,000
Share Based payment Reserve	94,624
Accumulated Deficit	(319,909)
TOTAL EQUITY	**$17,579**
TOTAL LIABILITIES AND EQUITY	**$19,588**

Sinsat, Inc.
Statement of Operations
(Expressed in U.S Dollars)

Particulars	(Unaudited)	Year ended December 31, 2024
Revenue		
Revenue From Operations		$ -
Cost of Services		-
Gross Profit		$ -
Operating Expenses		
General and Administrative		51,490
Contractors Compensations		32,989
Depreciation		583
Total Operating Expenses		85,062
Operating Income (loss)		**$ (85,062)**
Net Income/(loss) before income tax		**$ (85,062)**
Income Tax Expenses		1,553
Net Income (Loss)		**$ (86,615)**
Weighted Average no. of shares		8000000
Basic and Diluted EPS		$ (0.01)

Sinsat, Inc.
Statement of Cash Flows
(Expressed in U.S Dollars)

(Unaudited)

Particulars	Year Ended December 31, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	$ (86,615)
(-) Non- Cash Activities:-	
Depreciation	583
Warrant Reserve	33,333
Share based compensation Reserve	32,989
Working Capital changes	
Credit Card Dues	1,886
Net Cash provided by (used in) Operating Activities	**$ (17,824)**
FINANCING ACTIVITIES	
Shares to be issued	30,283
Net Cash provided by (used in) Financing Activities	**$ 30,283**
Cash at the beginning of period	4,504
Net Cash increase (decrease) for period	12,459
Cash balance as at December year ended December 31, 2024	**$ 16,964**

Sinsat, Inc.
Statement of Changes in Shareholders Equity
(Expressed in U.S Dollars)
(Unaudited)

	Common Stock		Shares to be issued	Warrants Reserve	Additional Paid in capital	Accumulated Deficit	Total Shareholder' Equity
	No. of Shares	Amount					
Ending Balance 12/31/2023	8,000,000	$ 80	$ 12,500	$ 166,667	$ 61,635	$ (233,294)	$ 7,588
Safe Financing		$ -	$ -	$ -	$ -	$ -	$ -
Sam Partners LLC		$ -	$ -	$ 33,333	$ -	$ -	$ 33,333
Fund Raising Capital		$ -	$ 30,283	$ -	$ -	$ -	$ 30,283
Net Income (Loss)		$ -	$ -	$ -	$ 32,989	$ (86,615)	$ (53,626)
Ending Balance 12/31/2024	8,000,000	$ 80	$ 42,783	$ 200,000	$ 94,624	$ (319,909)	$ 17,579

Sinsat, Inc.
Notes to the Unaudited
Financial StatementsDecember
31, 2024

NOTE 1 - ORGANIZATION AND NATURE OF ACTIVITIES

Sinsat, Inc. (“the Company”) was formed on June 08, 2016 in Delaware, United States. The Company is in the business of identity access management and cybersecurity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).Our fiscal year ends on December 31, 2024

Method of Accounting

The financial statements have been prepared on Accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reportedamounts of revenues and expenses during the reporting period.

During the year, management has estimated change in useful life of laptop from 3 years to 5 years. Further, the base for calculating depreciation was changes from useful life to percentage basis (18.8%) and the reason for the same was to provides a more accurate representation of asset consumption and financial performance. There was no significant increase in the depreciation due to change in accounting estimate.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months orless when purchased.

Fair Value of Financial Instruments

The carrying value of certain financial instruments, including cash and cash equivalents, accounts payable and accrued expenses, and due to related party are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board’s (the “FASB”) accounting standard for such instruments.

Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company did not identify any assets or liabilities that are required to be presented on the balance sheet at fair value in accordance with the Financial Accounting Standard Board ("FASB") Accounting Standards Codification ("ASC") Topic 820.

ASC 825-10 "Financial Instruments", allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding instruments.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "RevenueRecognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in
the contractStep 3: Determine the transaction
price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the firstcontract is signed. As of the date of this report, the Company has not recognized revenue from its products or services.

General and Administrative

General and administrative expenses consist of accounting, electricity and related expenses for smooth functioning of day-to-day business.

Further, Company has entered into a warrant contract on April 25, 2022 with SAM Venture Partners and SAM LLP who provided logistics services, other services etc. for which SAM eligible for 200,000 warrants i.e., 2.5% of the total diluted common after 2 years from the date of agreement & for maximum period of April 24, 2027. Company has recorded warrant reserves of amounting $33,333 for 2024.

Income Taxes

The company's activity is still premature. Its revenues are not positive. Nonetheless, the Company is eligible for a minimal taxation that is referred to as California Franchise Tax Board Payment and a Delaware Taxation amount.

During the year 2020, Corona exemption for taxation, the Company has benefited from this, and until the date the Company has accomplished most of its tax payments. Income tax expense amounting $ 1,553 during the year ended 2024.

Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on its financial statements.

NOTE 3 – GOING CONCERN

As reflected in the accompanying financial statements, the Company has incurred $ 86,615 net losses of for the year ended 2024. Additionally, the Company has an accumulated deficit of $319,909 at December 31, 2024 and has generated no revenue since inception. The Company believes that once it has raised its anticipated proceeds from its current share offering, this, combined with its operating activities will provide sufficient cash flows to meet its obligations for a minimum of twelve months from the date of this filing.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company follows ASC850, "Related Party Disclosures" for the identification of related parties and disclosure of related party transactions and conclude that Company has not entered into any transaction with its managements.

NOTE 5 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The company has complied with relevant laws and regulations. As of December 31, 2024, management is not aware of any commitments or contingencies that could have a negative material impact on the financial statements.

NOTE 6 – DEBT

The company does not owe any debt.

NOTE 7 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.00001 per share. 8,000,000 shares were issued and outstanding as of 2024.

NOTE 8- SHARE BASED COMPENSATION

Company has entered into non-employee stock options mentioned below and Sinsat, Inc. is a Closely held company and has calculated the Fair-value as per the prescribed model. The Fair market value of option has been decided as $1:

Nicolette Haines entered an independent contract with Sinsat, Inc. on Aug. 20, 2019 based on a 50,000-share stock option compensation, with expiration date of Aug. 19, 2029. During the year no share-based payment reserve was created as the whole reserve was already recognized in the financial statements already.

Nitin Gaur has entered into an independent contract with Sinsat, Inc.to provide the "Business and Technology services on July 23, 2023 based on 81,305 share stock option, with expiration date of July 22, 2033 and Company has created Shared based payment reserve of $20,327 during the year ended 2024.

Jonatham Nystrom has entered into an independent contract with Sinsat, Inc. to provide the "Business Development services on September 23, 2023 based on 40,605 share stock option, with expiration date on Sept. 22, 2033 and Company has created Shared based payment reserve of $10,162 on 2024.

Edward Bonver has entered into an independent contract with Sinsat, Inc.to provide the "Risk and Securities services on October 02, 2023 based on 10,000 share stock option, with expiration date on October 03, 2033 and Company has created Shared based payment reserve of $2,500 on 2024.

Additionally, all the above stock options: Twenty five percent (25%) of the Shares will vest on the date that is twelve (12) months following the Effective Date and the remainder of the Shares will vest in equal monthly installments over the following thirty-six (36) months on the last day of each full calendar month.

NOTE 9 – PROPERTY & EQUIPMENT

Company has purchased apple MacBook on dated September 23, 2023 amounting to $ 3,517 and life of the asset considered 5 years. Depreciation charged on the asset was $583 for the year ended December 31, 2024 and accumulated depreciation is $ 893.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events up to the date on which the financial statements are issued. The Company's evaluation noted no subsequent events that require adjustment to, or disclosure in, these financial statements.











MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of Sinsat, Inc.

We have reviewed the accompanying statement of financial condition of Sinsat, Inc. (the "Company") as of December 31, 2023 and December 31, 2022 and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are registered public accounting firm and are required to be independent of the Company and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has an accumulated deficit of $233,294 & $96,282 as at December 31, 2023 and December 31, 2022 respectively and has generated no revenue since inception. The above condition raises substantial doubt about the Company's ability to continue as a going concern. Further information and management's plan in regard to this uncertainty were also described in Note 3. The Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.

CA INDIA

LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Note 2 & Note 8 to the financial statements, which describes the Company has granted stock options & warrants to non-employees against services, and the fair value of these options & warrants necessitates considerable judgment from management. Our review procedures include reliance on management's conclusion on the evaluation and related valuation of warrants and shared based option and the relevant terms and conditions of the various agreements. Our conclusion is not modified in respect of this matter.

Other Matter

We draw attention that the financial statement of the Company were not audited/reviewed from the date of its incorporation till December 31,2021 and we have performed limited review procedures in respect of balances lying in financial statements as at January 01,2022. Our conclusion is not modified in respect of this matter.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

New Delhi, India
April 06, 2024

Sinsat, Inc.

A Delaware Corporation

Financial Statements (unaudited) and Review Report

Years ended December 31, 2023 and
December 31, 2022

Sinsat, Inc.

Statement of Financial Position

(Expressed in U.S Dollars)

(Unaudited)

Particulars	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 4,504	$ 7,672
Prepaid Tax	-	800
Total Current Assets	**4,504**	**8,472**
Property and Equipment, Net	3,208	-
TOTAL ASSETS	**$ 7,712**	**$ 8,472**
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities		
Credit Card Accruals	$ 124	$ 507
TOTAL LIABILITIES	**124**	**507**
Stockholders' Deficit		
Common Stock $0.00001 par value, 10,000,000 shares authorized, 8,000,000 and 8,000,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively	80	80
Shares to be issued	12,500	-
Warrant Reserve	166,667	66,667
Additional paid in capital	61,635	37,500
Accumulated Deficit	(233,294)	(96,282)
TOTAL STOCKHOLDERS' DEFICIT	**7,588**	**7,965**
TOTAL LIABILITIES & DEFICIT	**$ 7,712**	**$ 8,472**

Sinsat, Inc.
Statement of Operations
(Expressed in U.S Dollars)

(Unaudited)	For the years ended December 31,	
Particulars	**2023**	**2022**
Revenue		
Revenue From Operation	$ -	$ -
Cost of Services	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	111,769	77,902
Contractors Compensations	24,135	12,500
Depreciation	308	-
Total Operating Expenses	136,212	90,402
Operating Income (loss)	**(136,212)**	**(90,402)**
Net Income (Loss) before income tax	(136,212)	(90,402)
Income Tax Expenses	800	800
Net Income (Loss)	(137,012)	(91,202)
Weighted Average shares outstanding	8,000,000	8,000,000
Net Income (Loss) Per Share, Basic and Diluted	$ (0.02)	$ (0.01)

Sinsat, Inc.
Statement of Cash Flows
Expressed in U.S Dollars)

(Unaudited)

	For the years ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	$ (137,012)	$ (91,202)
(-) Non- Cash Activities:-		
Depreciation	308	-
Warrant Reserve	100,000	66,667
Share based compensation Reserve	24,135	12,500
Working Capital changes		
Credit Card Dues	(383)	507
Prepaid Income Tax	800	800
Net Cash provided by (used in) Operating Activities	**(12,152)**	**(10,728)**
INVESTING ACTIVITIES		
Purchase of Laptop	(3.517)	-
Net Cash provided by (used in) Investing Activities	**(3,517)**	**-**
FINANCING ACTIVITIES		
Bank Charges	-	(526)
SAFE financing	12,500	-
Net Cash provided by (used in) FinancingActivities	**12,500**	**(526)**
Changes in Cash and Cash Equivalents	**(3,169)**	**(11,254)**
Cash and Cash Equivalents at the beginning of period	**7,672**	**18,926**
Cash and Cash Equivalents at the end of period		
	$ 4,504	$ 7,672

Statement of Changes in Shareholder Equity
(Unaudited)

	Common Stock		Share to be issued	Warrants Reserve	Additional Paid in capital	Accumulated Deficit	Total Shareholders' Equity
	No. of shares	Amount					
Ending Balance 12/31/2021	8,000,000	$ 80	-	-	$ 25,000	$ (5,080)	$ 20,000
Share based Compensation	-	-	-	-	$ 12,500	-	$ 12,500
SAM Partners LLC	-			$66,667	-	-	$ 66,667
Net Income (Loss)	-		-			$ (91,202)	$ (91,202)
Ending Balance 12/31/2022	**8,000,000**	**$ 80**	**-**	**$66,667**	**$ 37,500**	**$ (96,282)**	**$ 7,965**
SAFE Financing	-		$ 12,500				$ 12,500
SAM partners LLC	-		-	$100,000	-	-	$ 100,000
Share based Compensation	-		-		$ 24,315	-	$ 24,135
Net Income (Loss)	-		-		-	$ (137,012)	$ (137,012)
Ending Balance 12/31/2023	**8,000,000**	**$ 80**	**$ 12,500**	**$166,667**	**$ 61,815**	**$ (233,294)**	**$ 7,588**

Sinsat, Inc.
Notes to the Unaudited Financial Statements
December 31, 2023 & December 31, 2022

NOTE 1 - ORGANIZATION AND NATURE OF ACTIVITIES

Sinsat, Inc. ("the Company") was formed on June 08, 2016 in Delaware, United States. The Company is in the business of identity access management and cybersecurity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31, 2023 and December 31, 2022.

Method of Accounting

The financial statements have been prepared on Accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets andliabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reportedamounts of revenues and expenses during thereporting period.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months orless when purchased.

Fair Value of Financial Instruments

The carrying value of certain financial instruments, including cash and cash equivalents, accounts payable and accrued expenses, and due to related party are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board's (the "FASB") accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company did not identify any assets or liabilities that are required to be presented on the balance sheet at fair value in accordance with the Financial Accounting Standard Board ("FASB") Accounting Standards Codification ("ASC") Topic 820.

ASC 825-10 "Financial Instruments", allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding instruments.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed. As of the date of this report, the Company has not recognized revenue from its products or services.

General and Administrative

General and administrative expenses consist of accounting, electricity and related expenses for smooth functioning of day to day business.

Further, Company has entered into a warrant contract on April 25, 2022 with SAM Venture Partners and SAM LLP who provided logistics services, other services etc. for which SAM eligible for 200,000 warrant i.e., 2.5% of the total diluted common after 2 year from the date of agreement & for maximum period of April 24, 2027. Company has recorded warrant reserves of amounting $100,000 for 2023 & $ 66,667 for 2022.

Income Taxes

The company's activity is still premature. Its revenues are not positive. Nonetheless, the Company is eligible for a minimal taxation that is referred to as California Franchise Tax Board Payment and a Delaware Taxation amount.

During the year 2020, Corona exemption for taxation, the Company has benefited from this, and until the date the Company has accomplished most of its tax payments. Income tax expense amounting $800 for 2022 and 2023 has been duly adjusted from prepaid amount of 2021.

Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on its financial statements.

NOTE 3 – GOING CONCERN

As reflected in the accompanying financial statements, the Company has incurred net losses of $137,012 and $91,202 for the years ended December 31, 2023 and 2022. Additionally, the Company has an accumulated deficit of $233,294 at December 31, 2023 and has generated no revenue since inception. The Company believes that once it has raised its anticipated proceeds from its current share offering, this, combined with its operating activities will provide sufficient cash flows to meet its obligations for a minimum of twelve months from the date of this filing.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company follows ASC850, "Related Party Disclosures" for the identification of related parties and disclosure of related party transactions and conclude that Company has not entered into any transaction with its managements.

NOTE 5 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The company has complied with relevant laws and regulations. As of December 31, 2023, management is not aware of any commitments or contingencies that could have a negative material impact on the financial statements.

NOTE 6 – DEBT

The company does not owe any debt.

NOTE 7 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.00001 per share. 8,000,000 shares were issued and outstanding as of 2023.

NOTE 8- SHARE BASED COMPENSATION

Company has entered into non-employees stock options mentioned below and Sinsat, Inc. is a Closely held company and has calculated the Fair-value as per the prescribed model. The Fair market value of option has been decided as $1:-

Nicolette Haines entered an independent contract with Sinsat, Inc. on Aug. 20, 2019 based on a 50,000-share stock option compensation, with expiration date of Aug. 19, 2029 and Company has created Shared based payment reserve of $12,500 for 2023 and $12,500 for 2022.

Nitin Gaur has entered into an independent contract with Sinsat, Inc.to provide the "Business and Technology services on July 23, 2023 based on 81,305 share stock option, with expiration date of July 22, 2033 and Company has created Shared based payment reserve of $8,469 on 2023.

Jonatham Nystrom has entered into an independent contract with Sinsat, Inc. to provide the "Business Development services on September 23, 2023 based on 40,605 share stock option, with expiration date on Sept. 22, 2033 and Company has created Shared based payment reserve of $2,541 on 2023.

Edward Bonver has entered into an independent contract with Sinsat, Inc.to provide the "Risk and Securities services on October 02, 2023 based on 10,000 share stock option, with expiration date on October 03, 2033 and Company has created Shared based payment reserve of $625 on 2023.

Additionally, all the above stock options: Twenty five percent (25%) of the Shares will vest on the date that is twelve (12) months following the Effective Date and the remainder of the Shares will vest in equal monthly installments over the following thirty-six (36) months on the last day of each full calendar month.

NOTE 9 – PROPERTY & EQUIPMENT

Company has purchased apple MacBook on dated September 23, 2023 amounting to 3,517 and life of the asset considered 3 years. Depreciation charged on the asset was $308 for the year ended December 31, 2023.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events up to the date on which the financial statements are issued. The Company's evaluation noted no subsequent events that require adjustment to, or disclosure in, these financial statements.